

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2017

Richard J. Bressler
Chief Financial Officer
iHeartMedia, Inc.
200 East Basse Road, Suite 100
San Antonio, Texas 78209

>   **Re: iHeartMedia, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 23, 2017**
>   **File No. 0-53354**

Dear Mr. Bressler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Terry French for
>
>   Carlos Pacho
>   Senior Assistant Chief Accountant
>   AD Office 11 - Telecommunications